

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>Mail Stop 3010</u>

May 26, 2010

VIA US MAIL and FAX (609) 910-4822

Mr. Justin C. Ferri
Chief Executive Officer and President
Merrill Lynch Alternative Investments LLC
Two World Financial Center, 7th Floor
New York, New York 10281

>   **Re: ML Trend-Following Futures Fund L.P.**
>   **Form 10-K for the year ended 12/31/2008**
>   **Form 10-K for the year ended 12/31/2009**
>   **File No. 000-28928**
>   **Response letter dated March 2, 2010**

Dear Mr. Ferri:

   We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments. Please note that we have limited our review of your 2009 10-K for compliance with comments we raised on your 2008 10-K.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 1. Business</u>

<u>General</u>

1.   Refer to your response letter dated October 9, 2009. We note in your response to comment 2 of our previous letter dated September 22, 2009 that you provided the percentage of the Partnership's total portfolio that was allocated to each of the Portfolio Funds as of the end of the fiscal year. We were unable to locate parallel

disclosure in the Form 10-K for the year ended December 31, 2009. Please tell us why you have elected to omit such disclosure from your 2009 10-K or, alternatively, confirm that you will provide such disclosure in future filings.

Charges, page 8

2.   We note your response to comment 2 of our letter dated February 4, 2010. Please revise the discussion of Net Assets that follows the table of charges to clarify that additional management fees are charged by the Portfolio Funds in which the Fund invests and the actual amounts invested in the Portfolio Funds are reduced by the fees paid to the managers of each fund. Provide this disclosure in future filings and tell us how you plan to comply.

Description of Current Charges, page 6

3.   We note your response to comment 3 from our letter dated February 4, 2010. Your response confirmed that you would include a description of performance fees similar to your response to comment 5 in your letter dated October 9, 2009. We are unable to locate similar disclosure in the 2009 10-K. Please tell us why you omitted this information or tell us where it is located in the 2009 10-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark Borelli
        Sidley Austin LLP
        Via facsimile: (312) 853-7036